SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No.   )*

                    Tangible Asset Galleries, Inc.
                           (Name of Issuer)

                    Common Stock, $.001 par value
                    (Title of Class of Securities)

                             875494 10 6
                            (CUSIP Number)

                         Richard Cutler, Esq.
                   Law Offices of M. Richard Cutler
610 Newport Center Drive, Suite 800, Newport Beach, CA 92660 (949)719-1977

            (Name, Address and Telephone Number of Person
           Authorized to Receive Notice and Communications

                           November 1, 1999
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)
or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP NO. 875494 10 6

1. NAME OF REPORTING PERSONS - I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS (entities only):

        Silvano A. DiGenova

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        _________A
        _________B

3.      SEC USE ONLY:

4.      SOURCE OF FUNDS: SC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e):

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Mr. DiGenova is a citizen of the United States.

7.      SOLE VOTING POWER  15,492,000

8.      SHARED VOTING POWER  0

9.      SOLE DISPOSITIVE POWER    492,000

10.     SHARED DISPOSITIVE POWER  15,000,000

11.     AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON: 15,492,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:  [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.65%

14.     TYPE OF REPORTING PERSON   IN

ITEM 1.           Security and Issuer.

                  Common Stock, $0.001 par value, of Tangible Asset Galleries, Inc. 1550 S. Pacific Coast Highway,
                  Suite 103, Laguna Beach, CA 92651

ITEM 2.           Identity and Background.

                  This statement is filed on behalf of:

1.                (a) Name:                   Silvano A. DiGenova

                  (b) Business Address:       1550 S. Pacific Coast Highway,
                                              Suite 103, Laguna Beach,
                                              CA 92651

                  (c) Principal Occupation:   Chief Executive Officer,
                                              President, Secretary
                                              and Chairman of Issuer.

                  (d) During the last five years, Silavano A. DiGenova
                      has not been convicted in a criminal proceeding.

                  (e) During the last five years, Silavano A. DiGenova
                      has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                  (f) Citizenship:  United States

ITEM 3.           Source and Amount of Funds or Other Consideration.

                  Silavano A. DiGenova acquired 15,492,000 of the shares as part of the Issuerer's acquisition of Tangible Investments of America, a Pennsylvania corporation.

ITEM 4.           Purpose of Transaction.

                  See Item 3. No additional acquisitions or dispositions of shares are contemplated.

ITEM 5.           Interest in Securities of the Issuer

                  Of the 19,450,354 shares of Common Stock outstanding, Silavano A. DiGenova has shared dispositive power over 15,000,000 shares, sole dispositive power over 492,000 shares, and sole voting power over 15,492,000, or 79.65% of the total shares.

ITEM 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  On October 7, 1999, Mr. DiGenova pledged
                  15,000,000 of the Common Stock of the Issurer owned by him to Diamond Point Partners, LLP as collateral against default of a loan for $7,000,000. Mr. DiGenova retains sole voting power over the shares.

ITEM 7.           Materials to be Filed as Exhibits.

                  None.

                              SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 1999
                                              /s/Silvano A. DiGenova
                                              Silvano A. DiGenova